SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MICREL, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, NO PAR VALUE
WITH AN EXERCISE PRICE OF $13.00 OR HIGHER PER SHARE
(TITLE OF CLASS OF SECURITIES)

59479310
(CUSIP NUMBER OF CLASS OF SECURITIES)

RAYMOND D. ZINN
PRESIDENT AND
CHIEF EXECUTIVE OFFICER
MICREL, INC.
1849 FORTUNE DRIVE
SAN JOSE, CALIFORNIA 95131
(408) 944-0800
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
JONN R. BEESON, ESQ.
LATHAM & WATKINS
650 TOWN CENTER DRIVE, SUITE 2000
COSTA MESA, CA 92626
(714) 540-1235

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$33,745,345	$3,104.57

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,761,102 shares of common stock of Micrel, Inc. having an aggregate value of $33,745,345 as of November 6, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Filing party: Not applicable. Form or Registration No.: Not applicable. Date Filed: Not applicable.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1

[X]	issuer tender offer subject to Rule 13e-4

[ ]	going private transaction subject to Rule 13e-3

[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [   ]

Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
EXHIBIT (A)(1)(I)
EXHIBIT (A)(1)(II)
EXHIBIT (A)(1)(III)
EXHIBIT (A)(1)(IV)
EXHIBIT (A)(1)(V)
EXHIBIT (A)(1)(VI)
EXHIBIT (A)(1)(VII)
EXHIBIT (A)(1)(VIII)
EXHIBIT (A)(1)(IX)
EXHIBIT (A)(1)(X)
EXHIBIT (A)(1)(XI)

     This Tender Offer Statement on Schedule TO relates to an offer by Micrel, Inc., a California corporation, to exchange all options to purchase shares of Micrel’s common stock (“common stock”), no par value (“option shares”), with an exercise price of $13.00 or higher per share (the “options”) outstanding under its 1994 Stock Option Plan, the 1989 Stock Option Plan and 2000 Non-Qualified Stock Incentive Plan and held by eligible employees, for new options (the “new options”) to purchase shares of common stock to be granted under the 1994 Stock Option Plan and 2000 Non-Qualified Stock Incentive Plan upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options dated November 8, 2002 (the “offer to exchange”), and the related Election Concerning Exchange of Stock Options form (the “election form” and, together with the offer to exchange, as they may be amended from time to time, the “offer”), attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(v).

     This offer to exchange contemplates a grant of new options in a ratio equivalent to:

•	with respect to employees who currently hold the position of vice president or higher, one new option granted for every two options elected for exchange and cancelled. That is, to the extent these individuals elect to participate in the offer, they will receive options exercisable for one-half the number of shares of common stock as the number of shares of common stock subject to the options elected for exchange; and

•	with respect to all other employees, two new options granted for every three options elected for exchange and cancelled. That is, to the extent these individuals elect to participate in the offer, they will receive options exercisable for two-thirds the number of shares of common stock as the number of shares of common stock subject to the options elected for exchange.

•	Additionally, if an employee elects to exchange any options, then all options granted to that employee during the six-month period ending as of the commencement of the offer dated November 8, 2002, will also be automatically exchanged regardless of their exercise price. The new options granted in exchange for those automatically elected options will be exercisable for the same number of shares of common stock as the options that are automatically accepted for exchange and cancelled.

     New options exercisable for fractional shares will not be issued. Instead, any fractional number of new options to be granted to any individual will be rounded down to the nearest whole number. The number of shares of common stock that will be subject to the new options will be subject to adjustment for any stock splits, stock dividends and similar events occurring between the date the options are accepted for exchange and the date on which the new options are granted. If you are eligible to participate, you may only elect to exchange options that are subject to one or more eligible option agreements and you must exchange all or none of the options that were granted to you on a single grant date and at the same exercise price.

     This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

     The information in the offer, a copy of which is filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(v) hereto, is incorporated herein by reference in answer to items 1 through 11 in this Tender Offer Statement on Schedule TO. The following items are inapplicable: Item 7 (the information required by Item 1007(d) of Regulation M-A); Item 9 (the information required by Item 1009(a) of Regulation M-A); Item 10 (the information required by Item 1010(b) of Regulation M-A); and Item 13.

Item 12. Exhibits

(a)(1)(i)	Offer to Exchange Certain Outstanding Options, dated November 8, 2002.

(a)(1)(ii)	Letter and E-mail Communication to Micrel Employees from Raymond D. Zinn, CEO & President, dated November 8, 2002.

(a)(1)(iii)	E-mail or Internal Post Communication to Micrel Employees from Andrea Belanger, dated November 8, 2002.

(a)(1)(iv)	Cover Letter for Election Concerning Exchange of Stock Options Form.

(a)(1)(v)	Election Concerning Exchange of Stock Options Form.

(a)(1)(vi)	Form of E-mail or Internal Post Communication to Tendering Option Holders Confirming Receipt of Election Concerning Exchange of Stock Options.

(a)(1)(vii)	Notice of Election to Withdraw Options Form.

(a)(1)(viii)	E-mail or Internal Post Communication to Eligible Micrel Employees to be delivered on or about December 2, 2002.

(a)(1)(ix)	Form of Rights Letter.

(a)(1)(x)	Form of E-mail or Internal Post Communication to Rejected Tendering Option Holders.

(a)(1)(xi)	E-mail or Internal Post Communication to Eligible Micrel Employees to be delivered on June 13, 2003.

(a)(1)(xii)	Micrel Annual Report on Form 10-K for its fiscal year ended December 31, 2002. Filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.

(a)(1)(xii)	Micrel Quarterly Report on Form 10-Q for its quarter ended June 30, 2002. Filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference.

(a)(1)(xiii)	Micrel Current Report on Form 8-K. Filed with the Securities and Exchange Commission on November 8, 2002 and incorporated herein by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Amended and Restated Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.1 with Micrel’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 28, 1994 (File No. 333-85694) and incorporated by reference herein.

(d)(2)	Certificate of Amendment of Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.2 with Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on December 8, 1994 (File No. 333-85694) and incorporated herein by reference.

(d)(3)	Certificate of Amendment of Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.4 with Micrel’s Quarterly Report on Form 10-Q for the period ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000 and incorporated herein by reference.

(d)(4)	Amended and Restated Bylaws of Micrel, Inc. Filed as Exhibit 3.3 with Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on November 4, 1994 (File No. 333-85694) and incorporated herein by reference.

(d)(5)	1989 Stock Option Plan of Micrel, Inc. Filed as Exhibit 10.3 to Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.

(d)(6)	1994 Stock Option Plan of Micrel, Inc. Filed as Exhibit 10.3 to Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.

(d)(7)	1994 Stock Purchase Plan. Filed as Exhibit 10.4 with Micrel’s Annual Report on Form 10-K for the year ended December 31, 1995, filed with the Securities and Exchange Commission on February 5, 1996 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2002	MICREL, INC.

By:	/s/ Raymond D. Zinn

Name: Raymond D. Zinn
Title: President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)	Offer to Exchange Certain Outstanding Options, dated November 8, 2002.

(a)(1)(ii)	Letter and E-mail Communication to Micrel Employees from Raymond D. Zinn, CEO & President, dated November 8, 2002.
(a)(1)(iii)	E-mail or Internal Post Communication to Micrel Employees from Andrea Belanger, dated November 8, 2002.

(a)(1)(iv)	Cover Letter for Election Concerning Exchange of Stock Options Form.

(a)(1)(v)	Election Concerning Exchange of Stock Options Form.

(a)(1)(vi)	Form of E-mail or Internal Post Communication to Tendering Option Holders Confirming Receipt of Election Concerning Exchange of Stock Options.

(a)(1)(vii)	Notice of Election to Withdraw Options Form.

(a)(1)(viii)	E-mail or Internal Post Communication to Eligible Micrel Employees to be delivered on or about December 2, 2002.

(a)(1)(ix)	Form of Rights Letter.

(a)(1)(x)	Form of E-mail or Internal Post Communication to Rejected Tendering Option Holders.

(a)(1)(xi)	E-mail or Internal Post Communication to Eligible Micrel Employees to be delivered on June 13, 2003.

(a)(1)(xii)	Micrel Annual Report on Form 10-K for its fiscal year ended December 31, 2002. Filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.

(a)(1)(xii)	Micrel Quarterly Report on Form 10-Q for its quarter ended June 30, 2002. Filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference.

(a)(1)(xiii)	Micrel Current Report on Form 8-K. Filed with the Securities and Exchange Commission on November 8, 2002 and incorporated herein by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Amended and Restated Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.1 with Micrel’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 28, 1994 (File No. 333-85694) and incorporated by reference herein.

(d)(2)	Certificate of Amendment of Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.2 with Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on December 8, 1994 (File No. 333-85694) and incorporated herein by reference.

(d)(3)	Certificate of Amendment of Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.4 with Micrel’s Quarterly Report on Form 10-Q for the period ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000 and incorporated herein by reference.

(d)(4)	Amended and Restated Bylaws of Micrel, Inc. Filed as Exhibit 3.3 with Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on November 4, 1994 (File No. 333-85694) and incorporated herein by reference.

(d)(5)	1989 Stock Option Plan of Micrel, Inc. Filed as Exhibit 10.3 to Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.

(d)(6)	1994 Stock Option Plan of Micrel, Inc. Filed as Exhibit 10.3 to Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.

(d)(7)	1994 Stock Purchase Plan. Filed as Exhibit 10.4 with Micrel’s Annual Report on Form 10-K for the year ended December 31, 1995, filed with the Securities and Exchange Commission on February 5, 1996 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.